UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 11)*
TCTM Kids IT Education Inc.
(Name of Issuer)
Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G8675B 105
(CUSIP Number)

Shaoyun Han Lijuan Han Ying Sun c/o 6/F, No. 1 Andingmenwai Street, Litchi Tower Chaoyang District, Beijing 100011 People’s Republic of China +86 (10) 6213-5687
With copies to:
Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700		Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, China +86 (10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 19, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 11 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of Mr. Shaoyun Han, Ms. Lijuan Han and Ms. Ying Sun (and collectively with Mr. Shaoyun Han and Ms. Lijuan Han, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017, Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017, Amendment No. 3 to the Original Schedule 13D filed on December 10, 2018, Amendment No. 4 to the Original Schedule 13D filed on October 15, 2019, Amendment No. 5 to the Original Schedule 13D filed on December 11, 2020, Amendment No. 6 to the Original Schedule 13D filed on January 21, 2021, Amendment No. 7 to the Original Schedule 13D filed on May 3, 2021, Amendment No. 8 to the Original Schedule 13D filed on November 16, 2021, Amendment No. 9 to the Original Schedule 13D filed on May 8, 2023 and Amendment No. 10 to the Original Schedule 13D filed on November 9, 2023 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of TCTM Kids IT Education Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 11 to the Schedule 13D have the meanings ascribed to them in the Original Filings. The Ordinary Shares beneficially owned by the Reporting Persons were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d\) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 683,285(1) Ordinary Shares
	8	SHARED VOTING POWER 9,550,724(2) Ordinary Shares
	9	SOLE DISPOSITIVE POWER 683,285(1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,234,009 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7% of the Class A Ordinary Shares(3) (or 20.7% of the total Ordinary Shares(4) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 65.6% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Composed of (i) 53,657 ADSs representing 268,285 Class A Ordinary Shares held by Mr. Shaoyun Han and (ii) 83,000 ADSs representing 415,000 Class A Ordinary Shares that Mr. Shaoyun Han may purchase upon exercise of options within 60 days of April 19, 2024. Mr. Shaoyun Han is the record owner of these options.

(2)	Composed of (i) 7,206,059 Class B Ordinary Shares held by Learningon Limited (“Learningon”), (ii) 438,644 restricted ADSs representing 2,193,220 Class A Ordinary Shares held by Learningon and (iii) 30,289 ADSs representing 151,445 Class A Ordinary Shares held by Ms. Lijuan Han. Learningon is ultimately owned by Ms. Lijuan Han, sister of Mr. Shaoyun Han. By virtue of such relationship, Ms. Lijuan Han and Mr. Shaoyun Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by Ms. Lijuan Han. Therefore, Mr. Shaoyun Han may be deemed to share the voting power with respect to these shares.

The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(3)	Based on 41,937,704 Class A Ordinary Shares outstanding as of February 29, 2024 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of April 19, 2024 are exercised.

(4)	Based on 49,143,763 outstanding Ordinary Shares, being the sum of 41,937,704 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 29, 2024 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of April 19, 2024 are exercised.

CUSIP No. G8675B 105	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Lijuan Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,550,724(5) Ordinary Shares
	9	SOLE DISPOSITIVE POWER 9,550,724(5) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,550,724 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4% of the Class A Ordinary Shares(6) (or 19.4% of the total Ordinary Shares(7) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 65.3% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	Composed of (i) 7,206,059 Class B Ordinary Shares held by Learningon, (ii) 438,644 restricted ADSs representing 2,193,220 Class A Ordinary Shares held by Learningon and (iii) 30,289 ADSs representing 151,445 Class A Ordinary Shares held by Ms. Lijuan Han. Learningon is ultimately owned by Ms. Lijuan Han, sister of Mr. Shaoyun Han. By virtue of such relationship, Ms. Lijuan Han and Mr. Shaoyun Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by Ms. Lijuan Han. Therefore, Ms. Lijuan Han may be deemed to share the voting power with respect to these shares.

The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(6)	Based on 41,937,704 Class A Ordinary Shares outstanding as of February 29, 2024 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares.

(7)	Based on 49,143,763 outstanding Ordinary Shares, being the sum of 41,937,704 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 29, 2024 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS Ying Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,348,224(8) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,348,224(8) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,348,224(8) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7% of the Class A Ordinary Shares(9) (or 16.9% of the total Ordinary Shares(10) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 7.3% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(8)	Composed of (i) 718,887 ADSs representing 3,594,435 Class A Ordinary Shares held by Connion Capital Limited (“Connion”), (ii) 1,152,183 Class A Ordinary Shares held by Connion, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited (“Moocon”), (iv) 1,207,106 Class A Ordinary Shares held by Ms. Ying Sun and (v) 78,900 ADSs representing 394,500 Class A Ordinary Shares that Ms. Ying Sun may purchase upon exercise of options within 60 days of April 19, 2024. Ms. Ying Sun is the ultimate owner of Connion and Moocon.

(9)	Based on 41,937,704 Class A Ordinary Shares outstanding as of February 29, 2024 as reported on the Company’s 20-F, assuming all share options held by such reporting person that are exercisable within 60 days of April 19, 2024 are exercised.

(10)	Based on 49,143,763 outstanding Ordinary Shares, being the sum of 41,937,704 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 29, 2024 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of April 19, 2024 are exercised.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)     The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)             Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)            Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)            Not Applicable.

Exhibit No.	Description
99.1	Joint Filing Agreement dated April 24, 2024 by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2024

Shaoyun Han

/s/ Shaoyun Han
Shaoyun Han

Lijuan Han

/s/ Lijuan Han
Lijuan Han

Ying Sun

/s/ Ying Sun
Ying Sun